UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2012

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Exact name of registrant as specified in its charter)

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province

China, 451191

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Grants of Restricted Shares

On October 1, 2012, the Compensation Committee of the Board of Directors of China Gerui Advanced Materials Group Limited (the “Company”) approved grants of restricted ordinary shares to certain officers and directors of the Company under the China Gerui Advanced Materials Group Limited 2010 Share Incentive Plan. The grants were as follows:

  Mingwang Lu, Chairman and Chief Executive Officer, was granted 1,200,000 restricted ordinary shares;
  Harry Edelson, a director, was granted 120,000 restricted ordinary shares;
  Yi Lu, a director, was granted 380,000 restricted ordinary shares; and
  Edward Meng, Chief Financial Officer was granted 400,000 restricted ordinary shares.

The shares granted to Mr. Meng vested immediately upon granting. For the shares granted to the other officers and directors named above, 91.7% of the shares vested immediately, and 8.3% of each grant will vest on December 31, 2012 subject to the continuous service of the recipient through December 31, 2012 and the other terms and conditions of the grant.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Edward Meng
Edward Meng Chief Financial Officer

Date: October 9, 2012

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